SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2015

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item

1.	Documentation of the General Ordinary and Extraordinary Shareholders’ Meeting summoned for June 22, 2015

FOR IMMEDIATE RELEASE

FREE TRANSLATION

TELECOM ARGENTINA S.A.

NOTICE OF ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING.

The shareholders are summoned to an Ordinary and Extraordinary General Shareholders’ Meeting to be held on June 22, 2015, at 3:00 p.m. on a first call, at the corporate offices at Avda. Alicia Moreau de Justo No. 50, Ground Floor, City of Buenos Aires, to consider the following Agenda:

AGENDA

1°)	Appointment of two shareholders to approve and sign the Minutes of the Meeting.

2°)	Review of the appointment of Mr. Oscar Carlos Cristianci as Director made by the Supervisory Committee on April 16, 2015, in compliance with the second paragraph of Section 258 of the Ley de Sociedades Comerciales.

3°)	Amendment of Section 3 of the Bylaws, in order to extend the corporate purpose, including the possibility to provide regulated services by the Law N°26,522 of Audiovisual Communication Services. The validity of the amendment that the Shareholders’ Meeting introduces to the Section related to the corporate purpose will be conditional upon and subject to obtaining the previous authorization from the competent authority. Delegation of powers to the Board’s Chairman, the CEO and the Legal and Regulatory Affairs Director to accept modifications to the text of Section 3 considered by the Meeting, provided that they are not contrary to the objective of the proposed amendment. Designation of the persons in charge of carrying out the administrative formalities for the approval and registration of the Bylaws’ amendment.

THE BOARD OF DIRECTORS.

Note 1: Item 3 on the Agenda will be addressed according to the rules applicable to Extraordinary Shareholders’ Meetings (articles 235 and 244 of Law 19,550), and items 1 and 2 will be addressed according to the rules applicable to Ordinary Shareholders’ Meetings.

Note 2: To be able to attend the Shareholders’ Meeting, shareholders are required to deposit their book-entry shareholding certificates issued for that purpose by Caja de Valores S.A., no later than three business days prior to the date of the Shareholders’ Meeting, at Avda. Alicia Moreau de Justo No. 50, 13th floor, City of Buenos Aires, from 10 a.m. to 12 p.m. and from 3 p.m. to 5 p.m. The deadline to submit the share certificate is June 16, 2015, at 5 p.m.

Note 3: The proposals of the Board of Directors related to the issues to be considered, are available at Telecom Argentina’s website: www.telecom.com.ar. Hard copies of such documents may be obtained at the place and time stated in Note 2.

Note 4: Pursuant to the provisions of Section 22 of the Chapter II, Title II of the CNV rules, at the time of registration and at the time of attending the Meeting, shareholders must supply all the details of the holders and their representatives. Legal entities constituted abroad, trusts or any other similar entities must provide the information and deliver the documentation as required by the CNV rules in Sections 24, 25 and 26 of Chapter II, Title II.

Note 5: Those registered to participate in the Shareholders’ Meeting as custodians or administrators of any third party shareholdings are reminded of the need to fulfill the requirements of Section 9, Chapter II, Title II of the CNV Rules, to be able to cast a vote in a divergent manner.

Note 6: Shareholders are requested to be present no later than 15 minutes prior to the scheduled time of the Meeting in order to file their proxies and sign the Attendance Book.

Oscar Carlos Cristianci

Chairman

TELECOM ARGENTINA S.A.

PROPOSALS OF THE BOARD OF DIRECTORS TO THE ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING SUMMONED FOR JUNE 22, 2015

First Item: It is proposed to the Shareholders´ Meeting to delegate to the Chairman of the Board of Directors the authority to appoint the two shareholders (or their representatives) to approve and sign the Minutes.

Second Item: It is proposed to approve the appointment of Mr. Oscar Carlos Cristianci as Director as made by the Supervisory Committee on April 16, 2015, in compliance with the second paragraph of Section 258 of Ley de Sociedades Comerciales, to fill the vacancy caused by the resignation submitted by Mr. Enrique Garrido.

Third Item: It is proposed to approve the amendment of Section 3 of the Bylaws, in order to extend the corporate purpose to the provision of Audiovisual Communication Services. Furthermore, it is proposed to the Shareholders’ Meeting that it should resolve that the validity of the amendment that the Shareholders’ Meeting introduces to the Section related to the corporate purpose will be conditional upon and subject to obtaining the previous authorization from the competent authority. Specifically, it is proposed that Article 3 of the Bylaws should be amended to read as follows:

“Article 3: The corporate purpose of the Company is to provide, directly or through third parties or in association with third parties, Information and Communication Technology Services (“ICT Services”), be them fixed, mobile, wired, wireless, national or international, with or without its own infrastructure, and the provision of Audiovisual Communication Services.

Furthermore, the Company may supply, lease, sell and market in any manner, all kinds of equipment, infrastructure, goods and services related to or supplementary with ICT Services and Audiovisual Communication Services. The Company may also undertake works and provide all kinds of services, including advisory and safety services, in connection ICT Services and Audiovisual Communication Services.

For such purpose, the Company has full legal capacity to acquire rights, undertake obligations and take any action that is not forbidden by law and by these bylaws, including the capacity to borrow funds, publicly or privately, through the issue of debentures and negotiable obligations.

To fulfill its corporate purpose, the Company may constitute companies, acquire equity interests in other companies and enter into any kinds of association agreements.

Any amendment to the corporate purpose shall be in compliance with the provisions of legal regulations in force”.

Additionally, it is proposed that the Shareholders’ Meeting approve:

i.	The delegation of powers to the Chairman of the Board, Mr. Oscar Carlos Cristianci; the CEO, Ms. Elisabetta Ripa, and the Legal and Regulatory Affairs Director, Mr. Alejandro Diego Quiroga López, so that any of them indistinctly may accept any modifications to the text proposed for amendment of Article 3 of the Bylaws that may be formulated by the competent authority or by the Comisión Nacional de Valores, provided that the referred modifications are not opposed to the purpose of the amendment, empowering them, if deemed appropriate, to include any such observations or modifications in the text of Article 3 of the Bylaws.

ii.	The instrumentation of the Bylaws Reform (when appropriate, once the authorization of the competent authority has been obtained) in the form of a private instrument executed by a company representative whose signature and legal capacity shall be duly certified by a public notary.

iii.

The appointment of Hernán Eduardo Colombo, María Delia Carrera Sala, Andrea Viviana Cerdán, Alejandra Lea Martínez and Graciela Matilde Lazzati, so that, acting individually or indistinctly, they are empowered to carry out all formalities and take all steps required to obtain approval and registration of the amendment of Article 3 of the Bylaws, granting them broad powers to make the required publications in the Official Gazette, and to fulfill all formalities before the Competent Authorities, Comisión Nacional de Valores, Bolsa de Comercio de Buenos Aires, Inspección General de Justicia and any other authority or agency of applicable jurisdiction, including the power to make clarifications, respond to observations and requirements of control entities, and carry out all acts, formalities and steps required to complete the tasks they have been commissioned to fulfill.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: May 5, 2015	By:	/s/ Oscar Carlos Cristianci
	Name:	Oscar Carlos Cristianci
	Title:	Chairman of the Board of Directors